3/18/2002

02019431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 41080

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Haas Financial Products Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29600 Northwestern Hwy #114

(No. and Street)

MAR 01 2002

Southfield, MI 48034

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Ray Haas 248-213-0101

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D Tassoni CPA

(Name — *if individual, state last, first, middle name*)

37000 Grand River #280 Farmington Hills, MI 48331

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haas Financial Products Inc, as of February 18, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

JODI R KALLGREN
Notary Public, Oakland County, MI
My Commission Expires Nov 8, 2004

[signature]
Notary Public

[signature]
Signature

Vice President
Title

This report** contains (check all applicable boxes):

- xx☒ (a) Facing page.
- xx☒ (b) Statement of Financial Condition.
- xx☒ (c) Statement of Income (Loss).
- xx☒ (d) Statement of Changes in Financial Condition.
- xx☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- xx☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- xx☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- xx☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- xx☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAAS FINANCIAL PRODUCTS, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2001

HAAS FINANCIAL PRODUCTS, INC.

TABLE OF CONTENTS

JAMES D. TASSONI
CERTIFIED PUBLIC ACCOUNTANT
37000 GRAND RIVER, SUITE 280
FARMINGTON HILLS, MICHIGAN 48335

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE (248) 471-4280
FACSIMILE (248) 478-7332

MEMBER
MICHIGAN ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Haas Financial Products, Inc.
Southfield, Michigan

I have audited the accompanying balance sheet of Haas Financial Products, Inc., as of December 31, 2001, and the related statements of changes in stockholders' equity, income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haas Financial Products, Inc., as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

James D. Tassoni
Certified Public Accountant

January 25, 2002

HAAS FINANCIAL PRODUCTS, INC.

BALANCE SHEET
December 31, 2001

ASSETS

Current Assets:	
Cash	$ 47,089
Prepaid Expenses	18,187
Accrued Commissions Receivable	21,471
Total Current Assets	$ 86,747
Property and Equipment:	
Office Equipment	$ 64,482
Automobile	25,584
Total Property and Equipment	$ 90,066
Less: Accumulated Depreciation	62,144
Net Property and Equipment	$ 27,922
Other Assets:	
Accounts Receivable-Other	$ 5,315
Life Insurance-CSV	13,861
Total Other Assets	$ 19,176
Total Assets	$ 129,593

LIABILITIES

Current Liabilities:	
Commissions	$ 17,176
Total Current Liabilities	$ 17,176

STOCKHOLDERS' EQUITY

Common Stock, par value $1.00		
Authorized	50,000 Shares	
Issued and Outstanding	11,000 Shares	$ 11,000
Retained Earnings		101,417
Total Stockholders' Equity		$ 112,417
Total Liabilities and Stockholders' Equity		$ 129,593

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2001

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2001	$ 11,000	$ 98,846	$ 109,846
Net Income		2,571	2,571
Balance, December 31, 2001	$ 11,000	$ 101,417	$ 112,417

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2001

Commission Revenue	$ 1,007,446
Operating Expenses:	
Commissions	$ 855,453
Office Operations	51,319
Outside Services	40,750
Depreciation	14,455
Regulatory Expense	8,611
Insurance	8,500
Computer Expense	7,464
Travel and Entertainment	5,254
Printing and Postage	4,610
Dues and Fees	4,220
Professional Fees	3,135
Auto Expense	2,539
Office Expense	1,511
Telephone	1,509
Contributions	450
Education	249
Total Operating Expenses	$ 1,010,029
Operating Loss	$ (2,583)
Other Income:	
Miscellaneous Income	$ 5,154
Total Other Income	$ 5,154
Net Income	$ 2,571

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Operating Activities Cash Flows:	
Net Income	$ 2,571
Add Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	$ 14,455
(Increase) Decrease in Certain Assets:	
Commissions Receivable	(14,604)
Prepaid Expenses	2,779
CSV Life Insurance	(1,252)
Accounts Receivable-Other	(5,315)
Increase (Decrease) in Certain Liabilities:	
Accrued Expenses	11,683
Total Adjustments	$ 7,746
Net Operating Activities Cash Flows	$ 10,317
Investing Activities Cash Flows:	
Purchases of Assets	$ (663)
Net Investing Activities Cash Flows	$ (663)
Increase in Cash	$ 9,654
Cash, Beginning of Year	37,435
Cash, End of Year	$ 47,089

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

Note A: Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

Nature of Business:

Haas Financial Products, Inc. is a registered broker-dealer of securities and a member of the National Association of Securities Dealers, Inc. (NASD).

Haas Financial Products, Inc. sells mutual funds, variable life insurance policies, variable annuities, and some direct participation programs. SEC Rule 15c3-1 details the net capital requirements the Company must meet. Haas Financial Products, Inc. has adopted the $5,000 minimum net capital requirement contained in that rule. This rule places significant restrictions on the manner in which it must handle customer funds and transact business. The Company does not collect any cash from its customers. Cash is paid by the customer directly to the issuing entity. The Company also does not hold any securities for customers or effect any financial transactions with its customers. It, therefore, conforms to the reserve exemption provision under rule 15c3-3.

Revenue Recognition:

The Company records commissions revenue when earned. Generally the earnings process is not complete until investments, placed on behalf of its customers, are accepted by the investment sponsor.

Property and Equipment:

Property and equipment are stated at cost and are being depreciated using accelerated methods for book purposes based upon their estimated useful lives.

Income Taxes:

Income taxes are provided at the applicable rates on the basis of items included in the determination of income for financial reporting purposes.

Note B: Related Party Transactions:

The Company has entered into an agreement with various stockbrokers, including Shareholders, to pay commissions for services performed as a Registered Representative of the Company. The commission rates are dependent upon the individual broker's performance. The commissions paid to the stockholders were $449,680, or about 51% of the total commissions expense for the year ended December 31, 2001.

The Company also is provided administrative and office support services from a related entity, one of whose owners is a stockholder. Total amounts paid under this arrangement amounted to $35,000 for the year ended December 31, 2001.

The Company advanced funds to a related entity during the year on a short term basis. This advance will be repaid in 2002.

AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Haas Financial Products, Inc.
Southfield, Michigan

My audit of the basic financial statements included in the preceding section of this report was performed for the purpose of forming an opinion on those statements taken as a whole. The supplemental material presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. I have found no material differences in the audited computations of the net capital. I have found no material inadequacies to exist.

James D. Tassoni
Certified Public Accountant

January 25, 2002

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
For the Year Ended December 31, 2001

Total Assets	$ 129,593
Unallowable Assets-Auto	(25,584)
Unallowable Assets-Prepaids	(18,187)
Unallowable Assets-Accounts Receivable-Other	(5,315)
Total Liabilities	(17,176)
Adjusted Net Capital	$ 63,331
Minimum Net Capital Requirement	5,000
Excess Net Capital	$ 58,331

The information on this statement is in agreement in all material respects with the unaudited Focus Report 2-A filed by the Company as of December 31, 2001. The year end audit adjustments for asset capitalization and depreciation, which are immaterial in amount, have been made in this calculation of the minimum capital requirement. An additional exclusion of unallowable assets, prepaid expenses has also been made in this computation.

Refer to Independent Auditor's Report on Supplemental Information